SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, and its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005.

Press Release

OTI REPORTS FY 2006 FIRST QUARTER FINANCIAL RESULTS

Revenues up 38% with Gross Profit up 103% Compared to the Same Period
Last Year; Positive Cash Flow from Operating Activities

Fort Lee, NJ – May 30, 2006 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the first quarter ended March 31, 2006.

—	Revenues: $9.06 million, an increase of 38% compared to $6.55 million in the first quarter last year, including revenues from licensing and transaction fees of $1.04 million, an increase of 26% from $0.83 million in the first quarter last year.
—	GAAP Gross Profit: $4.48 million, an increase of 103% compared to $2.20 million in the first quarter of 2005. GAAP gross margin was 49% compared to 34% in the first quarter of 2005.
—	Non-GAAP Gross Profit: $4.49 million, an increase of 104% compared to $2.20 million in the first quarter of 2005. Non-GAAP gross margin was 50% compared to 34% in the first quarter of 2005.
—	GAAP Net Loss: $(1.96) million, an increase of 17% compared to $(1.67) million in the first quarter last year.
—	Non-GAAP Net Loss: $(1.11) million a decrease of 28% compared to $(1.55) million in the first quarter last year.
—	GAAP Loss per Share: $(0.16), compared to $(0.20) in the first quarter of 2005.
—	Non-GAAP Loss per Share: $(0.09), compared to $(0.18) for the same period last year.
—	Cash flow: $0.39 million from operating activities.

Non-GAAP results for the first quarter of 2006 excludes the impact of SFAS 123(R) and amortization of intangible assets. Non-GAAP results for the first quarter of 2005 excludes amortization of intangible assets. Please see the attached table for a full reconciliation of GAAP to Non-GAAP results.

“We are continuing to execute on our strategy to position ourselves as a leader in our major vertical markets,” said Oded Bashan, President and CEO of OTI.

“We generated positive cash flow from operations this quarter, and we strengthened our balance sheet with our cash position reaching $52 million. We are investing in order to be prepared to meet demand as the adoption of contactless solutions accelerates. We continue to pursue a strategy of both internal and external investment to meet these objectives.”

Operational Highlights

—	OTI delivers Taipei Fubon Bank key fobs as part of 2006 FIFA World Cup™ promotion. MasterCard® PayPass™ contactless payment featured on a 3-D Soccer Ball key chain.
—	OTI acquired InSeal SAS to enhance support of contactless payments market
—	OTI received Vital Class A approval for Saturn 5000 contactless reader
—	OTI EasyFuel™ enters Costa Rica and Peru - expanding presence in Latin America

Mr. Bashan continued, “We are pleased with our progress, and all our major programs are on track. Although visibility is low in terms of precise timing of full-scale roll-outs, we believe the key indicators that we have previously announced all remain positive.”

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for Tuesday, May 30, 2006, which will be hosted by Oded Bashan, President and CEO, Guy Shafran, CFO, and Ohad Bashan, Chief Marketing Officer and President OTI America, for 10:00 AM EDT to discuss operating results and future outlook. To participate, call: 1-888-858-4723 (U.S. toll free) 1-809-245-917 (Israel toll free) 0-800-180-8316 (Germany toll free) 1-973-935-8508 (standard international) ID Code: OTI Q1 Conference call. To attend the Web cast, use the following links: http://www.otiglobal.com/content.aspx?id=226

For those unable to participate, the teleconference will be available for replay until midnight June 6th, by calling U.S: 877-519-4471 or International; 973-341-3080 and entering the PIN number # 7405168 or on the web at: http://www.otiglobal.com/content.aspx?id=226

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R) and amortization of intangible assets. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Three months ended March 31
	2006	2005
	(Unaudited)	(Unaudited)

Revenues
Sales	$8,017	$5,724
Licensing and transaction fees	1,038	825

Total revenues	9,055	6,549

Cost of Revenues
Cost of sales	4,573	4,346

Total cost of revenues	4,573	4,346

Gross profit	4,482	2,203

Operating Expenses
Research and development	1,828	1,240
Less - participation by the Office of the
Chief Scientist	-	154

Research and development, net	1,828	1,086
Selling and marketing	1,429	1,392
General and administrative	3,146	1,742
Amortization of intangible assets	186	121
Gain from sale of a subsidiary	-	(510)

Total operating expenses	6,589	3,831

Operating loss	(2,107)	(1,628)
Financial income (expenses), net	326	(13)
Other income, net	19	4

Loss before taxes on income and minority interests	(1,762)	(1,637)
Taxes on income	(11)	(37)
Minority interest	7	-
Equity in loss of affiliate	(196)	-

Net loss	$(1,962)	$(1,674)

Basic and diluted net loss per ordinary share	$(0.16)	$(0.20)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	12,365,227	8,530,008

ON TRACK INNOVATIONS LTD
CONDENSED NON-GAAP CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Three months ended March 31
	2006	2005
	(Unaudited)	(Unaudited)

Revenues
Sales	$8,017	$5,724
Licensing and transaction fees	1,038	825

Total revenues	9,055	6,549

Cost of Revenues
Cost of sales	4,569	4,346

Total cost of revenues	4,569	4,346

Gross profit	4,486	2,203

Operating Expenses
Research and development	1,544	1,240
Less - participation by the Office of the
Chief Scientist	-	154

Research and development, net	1,544	1,086
Selling and marketing	1,387	1,392
General and administrative	2,814	1,742
Gain from sale of a subsidiary	-	(510)

Total operating expenses	5,745	3,710

Operating loss	(1,259)	(1,507)
Financial income (expenses), net	326	(13)
Other income, net	19	4

Loss before taxes on income and minority interests	(914)	(1,516)
Taxes on income	(11)	(37)
Minority interest	7	-
Equity in loss of affiliate	(196)	-

Net loss	$(1,114)	$(1,553)

Basic and diluted net loss per ordinary share	$(0.09)	$(0.18)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	12,365,227	8,530,008

See next tables for full reconciliation of GAAP to Non-GAAP results.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three Months Ended March 31, 2006 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$8,017	-		$8,017
Licensing and transaction fees	1,038	-		1,038

Total revenues	9,055			9,055

Cost of Revenues
Cost of sales	4,573	(4	) (a)	4,569

Total cost of revenues	4,573	(4)		4,569

Gross profit	4,482	4		4,486

Operating Expenses
Research and development	1,828	(284	) (a)	1,544
Selling and marketing	1,429	(42	) (a)	1,387
General and administrative	3,146	(332	) (a)	2,814
Amortization of intangible assets	186	(186	) (b)	-
Total operating expenses	6,589	844		5,745

Operating loss	(2,107)	848		(1,259)
Financial income, net	326	-		326
Other income, net	19	-		19

Loss before taxes on income and minority
interests	(1,762)	848		(914)
Taxes on income	(11)	-		(11)
Minority interest	7	-		7
Equity in loss of affiliate	(196)	-		(196)

Net loss	$(1,962)	$848		$(1,114)

Basic and diluted net loss
per ordinary share	$(0.16)	$0.07		$(0.09)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	12,365,227			12,365,227

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three Months Ended March 31, 2005 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$5,724	-		$5,724
Licensing and transaction fees	825	-		825

Total revenues	6,549	-		6,549

Cost of Revenues
Cost of sales	4,346	-		4,346

Total cost of revenues	4,346	-		4,346

Gross profit	2,203	-		2,203

Operating Expenses
Research and development	1,240	-		1,240
Less - participation by the Office of the
Chief Scientist	154	-		154
Research and development, net	1,086	-		1,086
Selling and marketing	1,392	-		1,392
General and administrative	1,742	-		1,742
Amortization of intangible assets	121	(121	) (b)	-
Gain from sale of a subsidiary	(510)	-		(510)
Total operating expenses	3,831	121		3,710

Operating loss	(1,628)	121		1,507
Financial expense, net	13	-		13
Other income, net	(4)	-		(4)

Loss before taxes on income and minority
interests	(1,637)	121		(1,516)
Taxes on income	37	-		37
Net loss	(1,674)	$121		(1,553)

Basic and diluted net loss
per ordinary share	$(0.20)	$0.02		$(0.18)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	8,530,008			8,530,008

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	March 31 2006	December 31 2005
	(Unaudited)	(Audited)

Assets

Current Assets
Cash and cash equivalents	$42,115	$29,657
Short-term investments	9,743	20,004
Trade receivables (net of allowance for doubtful
accounts of $ 785 as of March 31, 2006
and December 31, 2005)	8,004	8,350
Other receivables and prepaid expenses	2,871	3,156
Inventories	7,254	6,747

Total current assets	69,987	67,914

Severance Pay Deposits Fund	584	583

Long-Term Receivables	827	878

Investment in an affiliated company	2,411	2,607

Property, Plant and Equipment, Net	7,669	7,009

Intangible Assets, Net	1,735	1,921

Goodwill	4,146	4,146

Total Assets	$87,359	$85,058

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
In thousands, except share and per share data)

	March 31 2006	December 31 2005
	(Unaudited)	(Audited)

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$1,191	$760
Trade payables	5,982	4,245
Other current liabilities	4,422	5,771

Total current liabilities	11,595	10,776

Long-Term Liabilities
Long-term loans, net of current maturities	1,529	1,535
Accrued severance pay	2,243	1,909
Deferred tax liabilities	350	293

Total long-term liabilities	4,122	3,737

Total liabilities	15,717	14,513

Minority interests	303	310

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: authorized -
30,000,000 shares as of March 31, 2006 and
December 31, 2005; issued and outstanding -
12,520,835 and 11,932,074 shares as of
March 31, 2006 and December 31, 2005, respectively	289	274
Additional paid-in capital	130,985	128,761
Deferred compensation	-	(833)
Accumulated other comprehensive income	226	232
Accumulated deficit	(60,161)	(58,199)

Total shareholders' equity	71,339	70,235

Total Liabilities and Shareholders' Equity	$87,359	$85,058

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Three months ended March 31
	2006	2005
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(1,962)	$(1,674)
Adjustments required to reconcile net loss to
net cash provided by operating activities:
Stock-based compensation related to options and shares issued to employees and others	943	1,261
Equity in loss of affiliate	196	-
Gain from sale of a subsidiary	-	(510)
Amortization of intangible assets	186	145
Depreciation	364	136
Minority interests	(7)	-
Accrued severance pay, net	333	256
Decrease (increase) in trade receivables	360	(1,331)
Decrease in other receivables and prepaid expenses	291	185
Decrease (increase) in inventories	(520)	27
Increase in trade payables	1,608	316
Increase (decrease) in other current liabilities	(1,349)	1,306
Other, net	(53)	(20)

Net cash provided by operating activities	390	97

Cash flows from investing activities

Proceeds from maturity of available-for sale securities	12,387	-
Purchase of available-for sale securities	(2,044)	(4,987)
Purchase of property and equipment	(1,039)	(157)
Receipts on account of loans and receivables	86	705
Other, net	10	(1)

Net cash provided by (used in) investing activities	9,400	(4,440)

Cash flows from financing activities
Increase in short-term bank credit, net	616	219
Repayment of long-term bank loans	(203)	(224)
Exercise of options and warrants	2,253	947

Net cash provided by financing activities	2,666	942

Effect of exchange rate changes on cash	2	(42)

Increase (decrease) in cash and cash equivalents	12,458	(3,443)
Cash and cash equivalents at the beginning of the period	29,657	23,917

Cash and cash equivalents at the end of the period	$42,115	$20,474

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: May 30th, 2006